Exhibit 99.1

Gold Royalty Announces $31 million Royalty AND GOLD-LINKED LOAN INVESTMENT In Aura’s Borborema Project, FINANCED BY $40 Million Strategic Convertible Debenture Financing with Queen’s Road Capital and Taurus Funds Management

Vancouver, British Columbia – December 5, 2023 – Gold Royalty Corp. (“Gold Royalty” or the “Company”) (NYSE American: GROY) is pleased to announce that it has entered into agreements with Borborema Inc. (“Borborema Inc.”),a wholly-owned subsidiary of Aura Minerals Inc. (“Aura”), to provide $31 million in project financing (the “Borborema Investment”) to develop the Borborema gold project in Rio Grande do Norte State, Brazil (“Borborema Project”). Pursuant to the transaction, Gold Royalty will acquire a 2% net smelter return (“NSR”) royalty (the “Royalty”) on Borborema from a subsidiary of Aura for cash consideration of $21 million and will provide additional project financing to Aura’s subsidiary as lender under a royalty-convertible gold-linked loan in the amount of $10 million (the “Gold-Linked Loan”). All amounts are expressed in U.S. dollars unless otherwise noted.

In connection with the Borborema Investment, the Company has received commitments from Queen’s Road Capital Investment Ltd. (“QRC”) and Taurus Mining Royalty Fund L.P., a fund managed by Taurus Funds Management Pty Limited (collectively, “Taurus”) to complete a private placement (the “Offering”) of $40 million aggregate principal amount of unsecured convertible debentures (the “Debentures”).

David Garofalo, Chairman and CEO of Gold Royalty, commented: “We are thrilled to secure a royalty over the Borborema gold project, and partner with Aura, a diversified mine operator in the Americas, in creating a mutually beneficial structure. The Aura team has a proven track-record of building mines in Brazil and we look forward to their team advancing the construction of the Borborema Project and bringing the asset into production. We are also pleased to have the support of QRC and Taurus as part of this transaction. Both of these institutional investors are leading financiers to the global resources sector, and their strategic investment further validates the value-accretive transactions we are executing at Gold Royalty as part of our long-stated growth strategy.”

Transaction Highlights

●	Near Term Cash Flow and Low Risk Transaction Structure: The Borborema Investment is structured to provide Gold Royalty immediate cash flows through pre-production payments under the Royalty and gold-based payments under the Gold-Linked Loan expected to contribute a combined 1,440 gold equivalent ounces (“GEOs”) per year to Gold Royalty with growing cash flow coming from the 2.0% NSR royalty once the Borborema Project enters production, which Aura has disclosed is currently expected in early 2025.

●	Convertible Gold-Linked Loan to Aura Provides Optionality to Exploration Success: Gold Royalty has retained the option to convert the Gold-Linked Loan into an incremental 0.5% NSR upon maturity to benefit from potential exploration success and expansion at the Borborema Project.

●	Experienced Team with Track Record of Delivery: The Aura team recently completed the successful construction of the Almas mine on budget and on schedule in just 16 months. That team is now shifting their focus to the Borborema Project with construction expected to start later this year.

●	Strategic Convertible Debenture Financing: The $40 million unsecured convertible debenture financing adds long-term strategic partners to support the continued accretive growth of the Company, with proceeds expected to be used to fund the Borborema Investment and reduce the amount outstanding under the Company’s existing secured revolving credit facility.

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Key Borborema Investment Terms

$21 Million NSR Royalty Investment:

●	Upfront Payment: $21.0 million in cash upon closing of the transaction.
●	Royalty Terms: Gold Royalty will retain a 2.0% NSR royalty over the Borborema Project.
●	Stepdown: The Royalty will decrease to a 0.5% NSR royalty after 725,000 ounces of payable gold are produced from the Borborema Project.
●	Buyback Option: The remaining 0.5% NSR will be subject to a $2.5 million buyback at Aura’s option exercisable by Borborema Inc. after the earlier of 2,250,000 ounces of payable gold being produced at the Borborema Project or 2050.
●	Pre-production Payments: Borborema Inc. will make quarterly payments to Gold Royalty of 250 ounces of gold (1,000 ounces per year). The pre-production payments will cease upon the earlier of:

○	Commencement of commercial production at the Borborema Project, being the mine achieving 75% of its planned mill throughput of 2,000,000 metric tonnes per year on average for 60 consecutive days; or
○	10 years from the closing of the transaction.

$10 million Royalty-Convertible Gold-Linked Loan:

●	Loan Principal: $10.0 million on closing of the transaction.
●	Maturity: The Gold-Linked Loan will mature 6 years from closing of the transaction.
●	Quarterly Interest Payments: Quarterly coupon payments of 110 ounces of gold (440 ounces per year). Coupon payments can be made via cash settlement or physical delivery of gold.
●	Conversion: Upon maturity, Gold Royalty has the option to be:

○	repaid $10 million cash; or
○	repaid $5 million cash, plus a 0.5% NSR royalty over the Borborema Project.

●	Buyback Option upon Conversion: In the event that Gold Royalty elects to retain a 0.5% NSR upon Conversion, the resulting 0.5% NSR will be subject to a $2.5 million buyback at Aura’s option after the earlier of 2,250,000 ounces of payable gold being produced at the Borborema Project or 2050.

The Gold-Linked Loan will be secured against certain mining concessions relating to the Borborema Project and a pledge of the shares of the Borborema Project operating entity, with the Company’s interests thereunder subordinated to senior project financing lenders. The Gold-Linked Loan is also guaranteed by Aura.

ESG Co-Investment Contribution:

●	Upon commercial production at Borborema Project, Gold Royalty will provide Borborema Inc. a rebate of $30 per gold equivalent ounce payable from the Royalty. These funds are earmarked for ESG related investments by Borborema Inc., up to a maximum of $300,000.

Completion of the Borborema Investment is subject to customary conditions and is currently expected to close in December 2023.

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Convertible Debenture Private Placement

Under the terms of the Offering, QRC and Taurus have committed to subscribe for $30 million and $10 million of Debentures, respectively. The Debentures will be unsecured and carry a 10% coupon (the “Interest”) over a 5-year term, of which 70% (equal to 7% per annum) is payable in cash and 30% (equal to 3% per annum) is payable in Common Shares issuable at a price equal to the 20-day volume-weighted average trading price (“VWAP”) calculated at each interest payment date.

The Debentures will be convertible at the holder’s option into Common Shares at a conversion price of $1.90, equal to a 30% premium to the 20-day VWAP at the date of this announcement.

The Company will be entitled to redeem the Debentures at par within a period of fourteen days from the third anniversary of the date of the issuance of the Debentures. Should the Company exercise its right to redeem the Debentures during this period, the holders are entitled to convert all of the outstanding Debentures into Common Shares at a conversion price of US$1.75, equal to a 20% premium to the 20-day VWAP at the date of this announcement.

Proceeds from the Financing will be used to fund the Borborema Royalty and Loan acquisition, as well as paying down portions of the Company’s existing credit facility.

In connection with the Offering, the Company and each of the subscribers will enter into an investor rights agreement (the “Investor Rights Agreement”) which include customary standstill and voting covenants.

The Offering is subject to the satisfaction of customary closing conditions, including, among other things, receipt of applicable stock exchange approval and the absence of certain material adverse changes.

The Offering will be considered to be a “related party transaction” for purposes of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”) as QRC is a company whose chairman and CEO, Warren Gilman, is also a director of the Company. A material change report respecting the Offering will be filed less than 21 days before the expected closing date of the Offering as the Company plans to complete the Offering upon satisfaction of the conditions thereto.

The Offering will be exempt from the formal valuation and minority shareholder approval requirements available under MI 61-101, as neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the Offering, insofar as it involves related parties, exceeds 25% of the Company’s market capitalization. The terms of the Offering have been reviewed and approved by the Company’s independent directors and approved unanimously by its board of directors, with Mr. Gilman abstaining as a result of his relationship to QRC.

About Borborema

The Borborema Project is located in the Seridó region, Rio Grande do Norte State, northeast Brazil. The Borborema Project consists of three mining concessions covering a total area of 29 km².

On August 30 2023, Aura announced the completion of a Feasibility Study on the Borborema Project, which outlined the Borborema Project as an open-pit gold mine with anticipated production of 748,000 ounces of gold over an initial 11.3-year mine life, with potential additional production upside. On October 10, and October 18, 2023, Aura announced, among other things, that construction commenced at the Borborema Project and that it currently expects construction to be complete in early 2025 with commercial production in Q3 2025.

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For further information regarding the Borborema Project, please refer to the technical report titled “Feasibility Study Technical Report (NI 43-101) for the Borborema Gold Project, Currais Novos Municipality, Rio Grande do Norte, Brazil” with an effective date of August 30, 2023 (the “Borborema Technical Report”) prepared for Aura and available under its profile at www.sedarplus.ca.

Investor Webcast

An investor webcast will be held on Wednesday, December 6, 2023 at 11:00 am ET (8:00am am PT) to discuss this transaction. Management will be providing an overview of the transaction terms and its benefits to the Company. The presentation will be followed by a question-and-answer session where participants will be able to ask any questions they may have of management.

To register for the investor webcast, please click the link below: https://www.bigmarker.com/vid-conferences/GoldRoyaltyCorp-Webcast

A replay of the webcast will be available on the Gold Royalty website following the presentation.

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to invest in high-quality, sustainable, and responsible mining operations to build a diversified portfolio of precious metals royalty and streaming interests that generate superior long-term returns for our shareholders. Gold Royalty’s diversified portfolio currently consists primarily of net smelter return royalties on gold properties located in the Americas.

Gold Royalty Corp.

Peter Behncke

Manager, Corporate Development & Investor Relations

Telephone: (833) 396-3066

Email: info@goldroyalty.com

Qualified Person

Alastair Still, P.Geo., Director of Technical Services of the Company, is a “qualified person” as such term is defined under Canadian National Instrument 43-101 (“NI 43-101”) and has reviewed and approved the technical information disclosed in this news release.

Notice to Investors

Except where otherwise stated, the disclosure in this press release relating to the Borborema Gold Project has been derived from the Borborema Technical Report and other public information disclosed by the operator and has not been independently verified by the Company. Specifically, Gold Royalty has limited, if any, access to the property subject to the royalty. Although Gold Royalty does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate.

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this news release, including any references to mineral resources or mineral reserves, was prepared by the project operators in accordance with NI 43-101, which differs significantly from the requirements of the U.S. Securities and Exchange Commission applicable to domestic issuers. Accordingly, the scientific and technical information contained or referenced in this news release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

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Cautionary Statement on Forward-Looking Information:

Certain of the information contained in this news release constitutes ‘forward-looking information’ and ‘forward-looking statements’ within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”) which involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance and achievements to be materially different from the results, performance or achievements expressed or implied therein. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements respecting the expected completion of the Borborema Investment and the Offering, Aura’s disclosed expectations and plans respecting Borborema and the expected benefits to Gold Royalty of the Borborema Investment. Forward-looking statements are based upon certain assumptions and other important factors, including assumptions relating to the ability of the parties to the Borborema Investment and the Offering to satisfy the conditions to such respective transactions, the ability of Aura to achieve expected milestones and plans relating to Borborema, commodities prices, the projects underlying the Company’s royalty interests and the business of the Company. Forward-looking statements are subject to a number of risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements including, among others, risks related to the ability of the parties to the Borborema Investment and the Offering to complete such respective transactions, risks related to the operators of the projects in which the Company holds interests, including operational risks associated with mine development, risks related to exploration, development, permitting, infrastructure, operating or technical difficulties on any such projects, the influence of macroeconomic developments, the ability of the Company to carry out its growth plans and other factors set forth in the Company’s Annual Report on Form 20-F and its other publicly filed documents under its profiles at www.sedarplus.ca and www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

Non-IFRS Measures

The Company has included, in this document, certain performance measures, including GEOs which is a non-IFRS measures. The presentation of this non-IFRS measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently. GEOs in this document are related to pre-production payments and gold linked coupon payments, with each of these payments being based on the equivalent market value of gold over the payment period.

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